UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

No Act
P.E. 12-31-02

03016613

February 28, 2003

George M. Williams, Jr.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

Act 1934
Section
Rule 14A-8
Public Availability 2/28/2003

Re: Warwick Valley Telephone Company
Incoming letter dated December 31, 2002

Dear Mr. Williams:

This is in response to your letter dated December 31, 2002 concerning the shareholder proposal submitted to Warwick by David Michael. We also have received a letter from the proponent dated January 10, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: David Michael
2614 Frances Street
Bellmore, NY 11710

1934 Act
Rule 14a-8(e), 14a-8(i)(6) and 14a-8(i)(3)

LEBOEUF, LAMB, GREENE & MACRAE
L.L.P.
A LIMITED LIABILITY PARTNERSHIP INCLUDING PROFESSIONAL CORPORATIONS

NEW YORK
WASHINGTON, D.C.
ALBANY
BOSTON
DENVER
HARRISBURG
HARTFORD
HOUSTON
JACKSONVILLE
LOS ANGELES
NEWARK
PITTSBURGH
SALT LAKE CITY
SAN FRANCISCO

125 WEST 55TH STREET
NEW YORK, NY 10019-5389
(212) 424-8000
FACSIMILE: (212) 424-8500

E-MAIL ADDRESS: GEORGE.WILLIAM@LLGM.COM
WRITER'S DIRECT DIAL: (212) 424-8064
WRITER'S DIRECT FACSIMILE: (212) 649-0952

LONDON
(A LONDON-BASED MULTINATIONAL PARTNERSHIP)
PARIS
BRUSSELS
JOHANNESBURG
(PTY) LTD.
MOSCOW
RIYADH
(AFFILIATED OFFICE)
TASHKENT
BISHKEK
ALMATY
BEIJING

December 31, 2002

VIA HAND-DELIVERY

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Warwick Valley Telephone Company -- Shareholder Proposal of David Michael

Ladies and Gentlemen:

On December 9, 2002, Warwick Valley Telephone Company, a New York corporation (the "Company"), received a shareholder proposal dated December 4, 2002 (including the supporting statement, the "Proposal") from David Michael (the "Proponent") for inclusion in the Company's proxy statement for its 2003 annual meeting of shareholders (the "2003 Annual Meeting"). The Company believes it properly may omit the Proposal from its proxy materials for the 2003 Annual Meeting for the reasons discussed below. We respectfully request, on behalf of the Company, confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company excludes the Proposal from its proxy materials in reliance upon Rule 14a-8(e), Rule 14a-8(i)(6) and Rule 14a-8(i)(3) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Pursuant to Rule 14a-8(j) promulgated under the Exchange Act, enclosed on the Company's behalf are six copies of each of (i) the Proposal and (ii) this letter, which sets forth the grounds on which the Company proposes to omit the Proposal from its proxy materials. Also enclosed is an additional copy of this letter, which we request to have file stamped and returned to the person delivering these materials. As required by Rule 14a-8(j), a copy of this letter also is being sent to the Proponent as notice of the Company's intention to omit the Proposal from the Company's definitive proxy materials.

This letter is being sent to you more than 80 days prior to the date (April 1, 2003) on which the Company expects to file its definitive proxy statement with the Commission.

I. The Proposal

The Proposal requests that the Company's interest in the Orange County - Poughkeepsie Limited Partnership (the "Cellular Partnership"), a New York Limited Partnership, be distributed ("spun off") to Company's shareholders (the "Shareholders") in order to achieve certain tax advantages for the Shareholders. The resolution contained in the Proposal reads as follows:

"RESOLVED: The stockholders of Warwick Valley Telephone Company recommend that its interest in the Orange County/Poughkeepsie Limited Partnership (the "Cellular Partnership") be distributed ("spun-off") to stockholders."

II. Grounds for Exclusion

The Company believes that the Proposal (or parts thereof) properly may be omitted from the Company's proxy materials for the 2003 Annual Meeting because (i) the Proposal fails to meet eligibility and procedural requirements (Rule 14a-8(e)), (ii) the Company lacks the power and authority to implement the Proposal (Rule 14a-8(i)(6)), and (iii) the Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act (Rule 14a-8(i)(3)).

A. Failure of the Proposal to Meet Eligibility and Procedural Requirements

Rule 14a-8(e) provides that proposals must be received at the company's executive offices not less than 120 calendar days before the date of the company's proxy statement released to stockholders in connection with the previous year's annual meeting. The proxy statement for the Company's 2002 annual meeting was dated and released to stockholders on April 5, 2002. Therefore, the deadline for submission of stockholder proposals for inclusion in the Company's 2003 proxy statement was December 6, 2002, and that deadline was set forth in the Company's proxy statement for its 2002 Annual Meeting. Although the Proponent's letter, sent certified mail and addressed to Company's Secretary, was dated December 4th, 2002, the Proposal was, as far as the Company has been able to determine by interviewing its administrative staff (the local post office seemingly having lost all relevant tracking information), received at the Company's principal executive offices on December 9, 2002. As a result, the Proponent failed to meet the procedural requirements of Rule 14a-8(e). The Company respectfully requests that the Staff not recommend any enforcement action if the Proposal is omitted from Company's proxy materials for its 2003 Annual Meeting for failure to satisfy such procedural requirements.

B. The Company Lacks the Power and Authority to Implement the Proposal.

Rule 14a-8(i)(6) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal "if the company would lack the power or authority to implement the proposal."

1. The implementation of the Proposal would be impossible with respect to the proposed spin-off of Company's interest in the Cellular Partnership. The Company is a Limited Partner in

the Cellular Partnership. Pursuant to Section 11.1 of the Cellular Partnership's partnership agreement (the "Partnership Agreement"), "[a]ny Limited Partner may transfer its Partnership Interest to an Affiliate thereof at any time without any consent or restriction from the General Partner or any Limited Partner. Otherwise, there shall be no such sale, exchange or other transfer or assignment of the whole or any portion of any Limited Partner's Interest without the prior written consent of the General Partner, which consent shall not be unreasonably withheld." Since the Company has more than 500 shareholders, a transfer of the Company's interest in the Cellular Partnership *pro rata* to its shareholders would require the registration of the Cellular Partnership's limited partnership interests under Section 12 of the Securities Exchange Act of 1934. Since the Cellular Partnership was established as a private partnership of so-called wireline companies for the purpose of obtaining a cellular license and providing cellular service, we believe it would not be unreasonable for the General Partner to refuse to permit any such transfer. In addition, the fact that Limited Partners are required by Section 5.2 of the Partnership Agreement to make additional capital contributions if requested, on pain of having their interests diluted if they do not, would in our view also make it not unreasonable for the General Partner to refuse its permission for a transfer by the Company. Any transfer without the prior approval of the General Partner would breach the partnership agreement.

The Staff has consistently found that a company may exclude shareholder proposals, in whole or in part, that cause a company to breach its existing contractual obligations. *See e.g.,* NetCurrents, Inc. (June 1, 2001); Putnam High Income Convertible and Bond Fund (April 6, 2001); Whitman Corp. (February 15, 2000); International Bus. Mach. Corp. (December 15, 1995). Because the Company lacks the power to implement the Proposal, we hereby respectfully submit on its behalf that the entire Proposal should be omitted under Rule 14a-8(i)(6).

C. The Proposal is vague and misleading in violation of Rule 14a-9 under the Exchange Act.

Rule 14a-8(i)(3) under the Exchange Act permits a company to omit from its proxy materials a shareholder proposal and any statement in support thereof "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Rule 14a-9 under the Exchange Act provides, in pertinent part, that: "(a) No solicitation subject to this regulation shall be made by means of any proxy statement, form of proxy, notice of meeting or other communication, written or oral, containing any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading. . . ."

The Staff has found that a company could properly omit entire shareholder proposals and supporting statements when such proposals and supporting statements were vague, ambiguous, false or misleading. *See, e.g.,* AT&T Corp. (March 7, 2002); PG&E Corporation (March 1, 2002); The Coca-Cola Company (January 30, 2002); Wal-Mart Stores, Inc. (April 2, 2001); McDonald's Corporation (March 13, 2001); Comshare, Incorporated (August 23, 2000); Tri-Continental Corporation (March 14, 2000). The Staff has also on many occasions found that a company could properly omit certain portions of shareholder proposals and supporting statements that contain false and misleading statements or omit material facts necessary to make statements therein not false or misleading. *See e.g.,* Sysco Corporation (September 4, 2002); American Standard Companies, Inc. (March 18, 2002); Emerson Electric Co. (October 27, 2000); National Fuel Gas Company (November 18, 1999); Baldwin Corporation (February 20,

1998). Moreover, Staff Legal Bulletin No. 14 (July 13, 2001) states that "[i]n drafting a proposal and supporting statement, shareholders should avoid making unsupported assertions of fact." Staff Legal Bulletin No. 14 also states that shareholders "should provide factual support for statements in the proposal and supporting statement..."

1. The last paragraph of the Proposal is misleading as it states that the spin-off of Company's interest in the Cellular Partnership would prevent the double taxation of the monetary distributions by the Cellular Partnership. The Proposal's reference to the fact that Company's shareholders will receive a larger dividend due to the alleged avoidance of double taxation is likely to mislead shareholders into voting for the Proposal when, in fact, the Proposal contains no facts or analysis supporting its apparent view that a tax benefit will result from a spin-off. For example, the Proponent states in the last paragraph of the Proposal that "if Warwick were to 'spin-off' its interest in the Cellular Partnership to stockholders, we would be able to receive the full $3.05 dividend directly from the Cellular Partnership without having it reduced by any corporate income tax" without citation to supporting evidence. The Proponent goes on to state that "all we need to do is to approve this proposal and if management implements it, the double taxation on income from the Cellular Partnership will be eliminated". The Proponent fails to describe, or provide any supporting evidence describing, how the double taxation of the Company's income from the Cellular Partnership could be avoided.

If there were such a spin-off, it is our view that in all likelihood the Cellular Partnership would soon be treated as a publicly traded partnership within the meaning of §1.7704-1 of the Treasury Regulations. If price quotations (other than a matching service) began to be made available by brokers or the shareholders of the Company, now also limited partners of the Cellular Partnership, began to sell their partnership interests, the Cellular Partnership would be considered a publicly traded partnership. Given the number of shareholders that the Company currently has, it seems quite likely that trading would commence fairly soon after a spin-off. Although §1.7704-1(j) would prevent the Cellular Partnership from being treated as a publicly traded partnership until if the amount of limited partnership interests traded in a calendar year did not exceed 2% of the "total interests in partnership capital or profits," the protection offered by that exclusion is substantially less than might appear, since the interests of partners who hold more than 10% are excluded for purposes of that calculation. The General Partner holds 85% of the interests in the Cellular Partnership and the two remaining Limited Partners hold 7.5% each. Consequently, only 0.3% of the total interests in the Cellular Partnership would have to trade in a year (or 4% of the 7.5% interest that is being proposed to be spun off by the Company). Publicly traded partnerships are taxed under Section 7704(a) of the Internal Revenue Code as corporations. Consequently, there is a substantial likelihood that distributions from the Cellular Partnership would be subject to double taxation soon after any spin-off.

2. The last paragraph of the Proposal is also misleading because it fails to address the effects of its implementation on the Company. It fails to advise shareholders of the serious competitive disadvantage the Company would face with the full adoption of the Proposal. Full implementation of the Proposal would significantly decrease the Company's income and ability to finance necessary investments and to support its ongoing business activities. It would also impose a significant tax burden on the Company, since spin-offs of partnership interests are not tax free to the Company. Under Section 311(b) of the Internal Revenue Code of 1986, the Company would be taxed on the excess of fair market value over the Company's tax basis.

3. The last paragraph of the Proposal further misleads by failing, as described above, to advise the Company's shareholders that, as holders of limited partnership interests in the Cellular Partnership, they could be required to either make capital contributions or have their interests diluted.

As discussed above, the last paragraph of the Proposal is materially misleading. Since the entire Proposal is predicated on the truth of its last paragraph, we believe that the last paragraph is so inextricably interwoven with the rest of the Proposal that the remainder of the Proposal cannot stand without it. We therefore respectfully submit, on behalf of the Company, that the entire Proposal should therefore be stricken as false and misleading, contrary to the Commission's Rule 14a-9.

Based on the foregoing, the Company believes that it may omit the Proposal from its proxy materials for its 2003 Annual Meeting. On behalf of the Company, we respectfully request that the Staff not recommend any enforcement action if the Proposal is omitted from such proxy materials. If the Staff has any questions or comments regarding this filing, please contact the undersigned at (212) 424-8064.

Thank you for your consideration.

Sincerely yours,

George M. Williams, jr.

David Michael
2614 Frances Street
Bellmore, NY 11710

Recd 12/9/02

December 04, 2002

Herbert Gareiss, Jr.
Secretary
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

Dear Mr. Gareiss:

I have beneficially owned[1] shares of Warwick Valley Telephone Company valued at more than $2,000 for more than one year and I intend to continue my ownership through the date of the next annual meeting. I am submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual or special meeting of stockholders.

RESOLVED: The stockholders of Warwick Valley Telephone Company recommend that its interest in the Orange County/Poughkeepsie Limited Partnership (the "Cellular Partnership") be distributed ("spun off") to stockholders.

Supporting Statement

Warwick Valley Telephone Company ("Warwick") owns a limited partnership interest in the Cellular Partnership, a company licensed to provide cellular telephone service in Orange and Dutchess Counties in New York. This investment has been enormously successful. For the first nine months of 2002, the Cellular Partnership distributed $4.125 million to Warwick. On an annualized basis, that comes to $3.05 per share. Moreover, the income generated by the Cellular partnership has been increasing very rapidly. For the first nine months of 2002, Warwick's income from the Cellular Partnership was 50% higher that for the same period of 2001.

The problem for the stockholders of Warwick is that we are not getting the full benefit of the income generated by the Cellular Partnership. That is because Warwick has to pay income taxes at a 35% rate on any income it earns before it pays any dividends. Then Warwick's stockholders have to pay income taxes on the dividends. Thus, if all of Warwick's after-tax income from the Cellular Partnership were paid to us as via dividends, we would only get $1.98 per share this year instead of $3.05. Clearly, this is a very tax-inefficient way to distribute passive income from the Cellular Partnership.

The solution is simple. If Warwick were to "spin off" its interest in the Cellular Partnership to stockholders, we would be able to receive the full $3.05

[1] Verification by BNY Clearing is attached.

dividend directly from the Cellular Partnership without having it reduced by any corporate income tax. That would result in a dividend at least 54% higher than what is possible now. Interestingly, our legislators in Washington are currently wrestling with proposals to ameliorate double taxation on corporate dividends. Fortunately, we don't need to wait for an act of Congress to get tax relief. All we need to do is to approve this proposal and if management implements it, the double taxation on income from the Cellular Partnership will be eliminated and we will all get more money in our pockets.

Very truly yours,

David Michael

RECEIVED

2003 JAN 17 PM 4:44

OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

DAVID MICHAEL

2614 Frances Street
Bellmore, N.Y. 11710

January 10, 2003

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Judiciary plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Warwick Valley Telephone Company ("Warwick")

Ladies and Gentlemen:

I received a copy of a letter dated December 31, 2002 from George M. Williams, jr. of LeBouf, Lamb, Greene & MacRae to you on behalf of Warwick requesting assurance that the staff will not recommend enforcement action to the Commission if Warwick excludes my shareholder proposal and supporting statement from its proxy statement in reliance on Rules 14a-8(e), (i)(6) and (i)(3). We urge the staff to deny Mr. Williams' request for the following reasons.

Rule 14a-8(e)

Mr. Williams provides no evidence that my proposal, which was sent by certified mail, was not timely received, e.g., a signed receipt, a date stamp or an affidavit certifying the date of receipt was actually December 9, 2002. Thus, Warwick has not met its burden of proof under Rule 14a-8(g).

Rule 14a-8(i)(6)

Mr. Williams speculates that if Warwick attempted to implement my proposal to spin off Warwick's interest in the Orange County – Poughkeepsie Limited Partnership (the "Cellular Partnership") that the General Partner might reasonably refuse to permit such a spin-off but he offers no evidence that the General Partner would actually take that position, let alone whether such a refusal could withstand a legal challenge. Yet, he states that "implementation of the Proposal would be impossible" because it requires the written consent of the General Partner, "which consent shall not be unreasonably withheld." Again, Warwick has not met its burden of proof under Rule 14a-8(g).

Rule 14a-8(i)(3)

Mr. Williams' claim that my proposal violates Rule 14a-9 if ludicrous. First, Mr. Williams claims that if Warwick's interest in the Cellular Partnership were spun off to stockholders that subsequent distributions might be subject to double taxation if a certain level of trading in the Partnership interests took place. My proposal calls only for a spin-off to stockholders of Warwick's Cellular Partnership interest, not that a public trading market must exist for the spun-off securities. (If Warwick wishes to consider having them trade publicly, it can determine how that that can occur so as not to cause any future distributions to be taxed at the Partnership level, e.g., seeking a private letter ruling from the IRS.)

Next, Mr. Williams claims that spinning off Warwick's Cellular Partnership interest would cause Warwick to suffer a "serious competitive disadvantage" but provides no reason why this should be true. (If Warwick cannot competitively operate and finance its business without the income it receives from its passive investment in the Cellular Partnership, one must question whether Warwick's operating business is viable without such a subsidy.) In any case, that is an argument Warwick's management can make to stockholders in opposition to my proposal.

Finally, the fact that a limited partner might be being required to make capital contributions or face dilution is common knowledge and is the case for virtually any company, including Warwick itself which could implement a rights offering to raise capital from stockholders at any time without stockholder approval. There is nothing unique about this aspect of the Cellular Partnership vis-à-vis any other company and ironically, it would be misleading to suggest otherwise.

Very truly yours,

David Michael

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 28, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Warwick Valley Telephone Company
Incoming letter dated December 31, 2002

The proposal recommends Warwick distribute, through a spin-off, its interest in the Orange County/Poughkeepsie Limited Partnership.

There appears to be some basis for your view that Warwick may exclude the proposal under rule 14a-8(e)(2) because Warwick received it after the deadline for submitting proposals. We note in particular your representation that Warwick did not receive the proposal until after this deadline. Accordingly we will not recommend enforcement action to the Commission if Warwick omits the proposal from its proxy materials in reliance on 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Warwick relies.

Sincerely,

Jeffrey B. Werbitt
Attorney-Advisor